cm

09040212

SECU ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GUZMAN & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leopoldo E. Guzman (305) 374-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leopoldo E. Guzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GUZMAN & COMPANY, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA E. RODRIGUEZ
MY COMMISSION # DD 752680
EXPIRES: January 28, 2012
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Guzman & Company and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiaries (the "Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guzman & Company and Subsidiaries at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 23, 2009

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$ 1,693,995
Cash segregated under regulatory requirements	64,676
Deposits with clearing organizations	100,000
Receivable from broker-dealers and clearing organizations	569,552
Other receivables	8,185
Marketable securities owned, at market value	12,768,976
Prepaid expenses and deposits	202,892
Furniture, equipment and leasehold improvements, net	111,219
	$ 15,519,495

LIABILITIES AND STOCKHOLDERS' EQUITY	
Securities sold, not yet purchased, at market value	$ 355,613
Payable to broker-dealers and clearing organizations	3,067,939
Accounts payable and accrued expenses	837,002
	4,260,554
SUBORDINATED BORROWINGS	4,000,000
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	400,645
Retained earnings	6,856,296
	7,258,941
	$ 15,519,495

The accompanying notes are an integral part of this consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2008

1. ORGANIZATION

Guzman & Company and Subsidiaries ("Guzman" or the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"), New York Stock Exchange ("NYSE"), the Nasdaq Stock Market, Inc. ("NQX"), the International Securities Exchange ("ISE") and the Chicago Stock Exchange ("CSE").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation.

Investments

Marketable securities are recorded at market value.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157") as it relates to financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 11, "Fair Value Measurements" for further discussion.

In October 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset in a Market That is Not Active" ("FSP FAS 157-3"), which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, FSP FAS 157-3 clarifies how (1) management's internal assumptions should be considered in measuring fair value when observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP FAS 157-3 is effective immediately.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, on the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. The Company also capitalizes certain costs incurred in connection with developing or obtaining internal use software. These costs consist of payments made to third parties and the salaries of employees working on such software development.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as furniture, equipment and leasehold improvements, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated statement of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated statement of financial condition.

Securities Sold, Not Yet Purchased, at market value

Securities sold, not yet purchased, are carried at market value.

Income Taxes

The Company and its stockholders have elected to be taxed as an "S" Corporation under Section 1361 of the Internal Revenue Code. The individual stockholders include any income or loss on their tax returns.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of December 31, 2008, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2008. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Guarantees

Financial Accounting Standards Board ("FASB") Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires the Company to disclose information about its obligations under certain guarantee agreements. FIN 45 defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company guarantees a note payable in the amount of approximately $1,040,000 secured by a mortgage on real estate property owned by Aragon Galiano Holdings, LLC. ("Aragon"), a company related by common ownership. As of December 31, 2008, the Company had included in prepaid expenses $75,000 of property management fees to Aragon. The Company believes the likelihood is remote that material payments will be required under this note. As of December 31, 2008, the Company's exposure related to the guaranteed debt was approximately $1,040,000.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP allows certain nonpublic entities to elect to further defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company is in the process of determining whether the implementation of FIN 48 will have a material effect on the Company's consolidated statement of financial condition as of December 31, 2009.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. SFAS 159 did not have an impact on the Company's consolidated statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of fiscal years beginning after December 15, 2008, with early adoption prohibited. Management does not believe SFAS 160 will have a material impact on the Company's consolidated statement of financial condition.

Effective Date of FASB Statement No. 157

In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FSP FAS 157-2 is not expected to have a material impact on the Company's consolidated statement of financial condition.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with accounting principles generally accepted in the United States for nongovernmental entities. Prior to the issuance of SFAS 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS 162 is effective November 15, 2008. The adoption of SFAS 162 did not have a material effect on the Company's consolidated statement of financial condition.

3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Guzman & Company (Broker-Dealer)	Other	Total
Total assets	$ 15,487,805	$ 31,690	$ 15,519,495
Stockholders' equity	$ 7,227,251	$ 31,690	$ 7,258,941

Stockholders' equity in the amount of $7,258,941 and $4,000,000 in subordinated liabilities of the broker-dealer is included as capital in a consolidated computation of the Company's net capital, because the assets of this Company are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. The accounts of the other subsidiaries are not included in the computation.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $64,676 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 were $569,552. Payables to broker-dealers and clearing organizations at December 31, 2008 were $3,067,939.

The Company clears its proprietary and customers' transactions on a fully disclosed basis through various broker-dealers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2008, the aggregate required minimum level of capital under all clearing agreements was $100,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. SECURITIES OWNED AND SOLD, NOT YET PURCHASED, at market value

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet Purchased
Mutual funds backed by U.S. government securities	$ 6,041,255	$ -
Corporate bonds, debentures and notes	471,419	-
Options	109,470	-
Corporate stocks	6,146,832	355,613
	$ 12,768,976	$ 355,613

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At various times during the year, the Company had cash deposits in excess of federally insured limits.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company's "Net Capital" was $8,753,237, which was $8,425,448 in excess of the "Required Net Capital" of $327,789. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

9. SUBORDINATED BORROWINGS

The Company has three subordinated loan agreements with its majority stockholder which bear interest at 18% per year and they mature as follow:

Due June 30, 2009	$ 1,500,000
Due July 21, 2009	1,000,000
Due July 29, 2009	1,500,000
	$ 4,000,000

The subordinated borrowings are covered by agreements approved by the NYSE and are thus allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements are summarized as follows:

Office equipment	$ 637,950
Internally developed software	155,160
Furniture and fixtures	19,082
Leasehold improvements	17,645
	829,837
Less accumulated depreciation and amortization	718,618
	$ 111,219

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company adopted the provisions of SFAS 157 on January 1, 2008. SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

11. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Mutual funds backed by U.S. government securities. Mutual funds backed by U.S. government securities are valued based on quoted market prices. All mutual funds backed by U.S. government securities trade in active markets and are classified within Level 1.

Corporate bonds, debentures and notes. Corporate bonds, debentures and notes are valued based on quoted market prices. All corporate bonds, debentures and notes trade in active markets and are classified within Level 1.

Options. Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2008, for each fair value hierarchy level.

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Mutual funds backed by U.S. government securities	$ 6,041,255	$ -	$ -	$ 6,041,255
Corporate bonds, debentures and notes	471,419	-	-	471,419
Options	109,470	-	-	109,470
Corporate stocks	6,146,832	-	-	6,146,832
	$ 12,768,976	$ -	$ -	$12,768,976
Liabilities:				
Corporate stocks	$ 355,613	$ -	$ -	$ 355,613

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2008.

12. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a noncancelable operating lease for office space through June 2013.

At December 31, 2008, future minimum rental commitments under the non-cancelable lease are approximately as follows:

2009	$ 31,000
2010	32,000
2011	33,000
2012	34,000
2013	17,000
	$ 147,000

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the consolidated financial position of the Company, if disposed of unfavorably.

13. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a profit sharing plan and a 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) Plan and the profit sharing plan are at the discretion of the Board of Directors.

REPORT ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

In planning and performing our audit of the financial statements and accompanying information of Guzman & Company and Subsidiaries (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

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February 23, 2009

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2008

MBAF

MORRISON BROWN ARGIZ & FARRA, LLP

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